UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-41524

Rentokil Initial plc
(Registrant’s name)
Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Notice of Management Presentation dated 27 February 2023

Notice of Management Presentation

Rentokil Initial plc (the "Company") will announce its Preliminary Results for the year ended 31 December 2022 on Thursday, 16 March 2023. A management presentation and Q&A for investors and analysts will be held on 16 March from 9.15am to approximately 11.00am (GMT) in the Bartholomew Suite Conference Room, The Leonardo Royal Hotel, 45 Prescot Street, London E1 8GP.

The presentation and Q&A will be hosted by Andy Ransom, CEO, Stuart Ingall-Tombs, CFO and Brett Ponton, President and CEO North America. In addition to a discussion of the Preliminary Results, the management team will also provide an update on the Terminix integration process, the Pest Control market and the Company's North America growth strategy.

To register attendance please email investor@rentokil-initial.com. The event will also be available via a live audio webcast. Dial-in details will be provided on the Company's IR website (https://www.rentokil-initial.com/investors.aspx). A recording will be made available following the conclusion of the presentation.

For further information please contact:

Rentokil Initial plc
Peter Russell, Director of IR
07795 166506

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 27 February 2023	RENTOKIL INITIAL PLC
/s/ Catherine Stead
Name: Catherine Stead
Title: Company Secretary